Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:      + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email:  mail@drreddys.com

Web:   www.drreddys.com

July 29, 2025

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on July 23, 2025

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter ended June 30, 2025, conducted on July 23, 2025. Also please note that this transcript of the call has been uploaded on our website and are available at the following link.

Weblink: https://www.drreddys.com/cms/cms/sites/default/files/2025-07/DRL_Q1FY26%20Earnings%20Call%20Transcript_23Jul2025_upload.pdf

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy's Laboratories Limited's

Q1FY26 Earnings Conference Call

July 23, 2025

Management:	Mr. Erez Israeli: Chief Executive Officer
Mr. M. V. Narasimham: Chief Financial Officer
Ms. Richa Periwal: Head - Investor Relations,
Strategy & Corporate Analytics
Ms. Aishwarya Sitharam: Lead – Investor Relations

Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Moderator:	Good day, everyone, and welcome to the Quarter One FY26 earnings call of Dr. Reddy's Laboratories Limited. I'm Aishwarya Sitharam and I'm part of the Dr. Reddy's Investor Relations team.

I would like to indicate that all participants will be in the ‘listen-only’ mode during the opening remarks, and there will be an opportunity for you to ask questions thereafter. Should you need any technical assistance during the call, please use the chat function in your Zoom application. Please note that the chat will not be monitored for any questions to the management. I, now, hand the conference over to Richa Periwal. Thank you.

Richa Periwal:

Thank you, Aishwarya. Good morning, good evening, and a warm welcome to all. Thank you for joining us for Dr. Reddy's Q1FY26 Earnings Conference call. We truly appreciate your time and participation. Joining us today are members of the leadership team, Mr. Erez Israeli, our CEO, Mr. M. V. Narasimham, our CFO and the IR team. Earlier today, we released our quarterly financial results. These are now available on our website for your reference.

We will begin the session with MVN presenting an overview of the financial performance for the quarter. Following that, Erez will provide his perspective on the business highlights and the strategic outlook. We will then move to the Q&A segment as mentioned by Aishwarya.

Before we proceed, please note that today's call is the proprietary material of Dr. Reddy's Laboratories and cannot be rebroadcasted or attributed in any media or press outlet, without prior written consent from the company. This session is being recorded, and both the replay and the transcript will be made available on our website shortly.

All commentary and analysis during this call are based on our IFRS consolidated financial statements. In addition, the discussion may refer to certain non-GAAP financial measures; a reconciliation to the GAAP measures is provided in our press release. We would also like to remind you that the safe harbor provisions, as detailed in today's press release apply to all forward-looking statements made during this conference call. With that, let me now hand it over to MVN to present the financial highlights for the quarter.

M. V. Narasimham:	So, thank you, Richa. A very warm welcome to all. Thank you for taking the time to join us today. I am pleased to walk you through our financial results for the first quarter of FY26.

The quarter began on a positive note, marked by a steady double-digit revenue growth. We delivered an EBITDA margin of 26.7%, modestly ahead of our aspiration of 25%. The inclusion of our consumer healthcare business contributed positively to topline momentum.

All financial figures in this section are translated into US dollars, using a convenience translation rate of ₹85.74, the exchange rate prevailing as of June 30, 2025.

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Consolidated revenues for the quarter stood at ₹8,545 crores, which is $997 million, a growth of 11% YoY basis and remaining flat on sequential basis. This performance was driven by steady performance across most markets, with the exception of our US generics business.

Consolidated gross profit margin for the quarter was 56.9%, a decrease of 350 basis points year- on-year and an improvement of 134 basis points sequentially. The year over year decrease in margins was largely attributable to price erosion in generics segment, particularly in Lenalidomide and lower operating leverage, partly balanced by a better product mix. Gross margin for Global Generics and PSAI were at 60.9% and 13.2% respectively. Lower business margins in PSAI reflects seasonal weakness and under-recovery of overheads.

The SG&A spend for the quarter was ₹2,565 crores, which is $299 million, an increase of 13% year-over-year and 7% on sequential basis. The year-over-year increase was primarily driven by strategic, growth-oriented investments in consumer healthcare businesses of NRT and the Nestlé JV for nutraceuticals portfolio. Both businesses represent strategic growth drivers, necessitating focused investment to unlock and sustain their long-term potential. Other SG&A expenses remained well-managed and broadly flat on a year-on-year basis, reflecting discipline in cost control across core operations. Consequently, SG&A spends accounted for 30% of sales during the quarter and was higher by 44 basis points year-over-year and 173 basis points quarter-on- quarter.

The R&D spend for the quarter was ₹624 crores, which is $73 million, remaining broadly flat on a year-over-year basis and declining by 14% sequentially. We continue to make targeted investments in our complex generics, API and biosimilars pipeline to support long-term growth. The R&D spend was 7.3% of sales for the quarter, lower by 76 basis points year-over-year and 123 basis points quarter-on-quarter. For the full fiscal, we expect the R&D investment to be in the range of 7-7.5% of sales.

EBITDA for the quarter, inclusive of other income, stood at ₹2,278 crores, which is $266 million, an increase of 5% year-over-year and a decline of 8% on QoQ basis. The QoQ decline was primarily driven by higher SG&A and lower other income on a relatively flat revenue base. The EBITDA margin stood at 26.7% and was lower by 149 basis points year- over-year and 243 basis points on QoQ basis.

The net finance income for the quarter is around ₹157 crores, as compared to ₹84 crores for the same quarter last year.

As a result, the profit before tax for the quarter stood at ₹1,905 crores, that is $222 million. PBT as a % of revenues was at 22.3%.

Effective tax rate for the quarter was at 25.9% compared to 26.04% in the corresponding period last year. We expect the normalized ETR to remain around 25% for the full fiscal year.

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Profit after tax attributable to equity holders of the parent for the quarter stood at ₹1,419 crores, which is $166 million, a growth of 2% YoY and a decline of 11% QoQ. This is at 16.6% of revenues.

Diluted EPS for the quarter is ₹17.04.

Operating working capital as of 30th June 2025 was ₹13,320 crores, which is $1.55 billion, an increase of ₹722 crores, which is $84 million over 31st March 2025.

Capex cash outflow for the quarter stood at ₹683 crores, which is $80 million. Free cash flow generated during the quarter was ₹433 crores, which is $51 million. As of June 30, 2025, we have a net cash surplus of ₹2,922 crores, which is $341 million.

Foreign currency cash flow hedges executed through derivative instruments during the period are as follows:

-

US$ 648 million has been hedged using structured derivative contracts, scheduled to mature over the next financial year. These contracts provide a minimum protection rate of ₹86.13 per US$, while also allowing participation in the event of dollar appreciation.

-	RUB 3.75 billion hedged at a fixed rate of ₹1.00 per Russian Ruble, with maturity falling within the next four months.

With this, I now request Erez to take us through the key business highlights.

Erez Israeli:	Thank you, MVN. A very good morning and good evening to everyone joining us today. We appreciate your time and interest.

Our performance in Q1 highlights consistent performance and steady progress of our strategic agenda. We delivered a double-digit growth in our base business, advanced critical pipeline programs, including Semaglutide and Abatacept. We remained focused on optimising structural costs and driving operational efficiencies. We are also consistent with our strategic priorities, as we scale our presence in Consumer Health, Innovative therapies and Biosimilars. Overall, our results were broad-based, except for some softness in US generics market.

Let me now walk you through some of the key highlights from the first quarter.

Revenues grew by 11%, reflecting a sustained business momentum and consistent execution. We delivered EBITDA margins of 27%. The RoCE for the quarter was 22%. We closed the quarter with a net cash surplus of $341 million, reinforcing our strong balance sheet position.

Our biosimilars business gained momentum this quarter through a strategic collaboration with Alvotech for the co-development, manufacture and commercialization of pembrolizumab, a biosimilar to Keytruda®.

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

The phased integration of the acquired Nicotine Replacement Therapy - NRT business - is progressing as planned. Following the successful integration in the UK and Nordics, we are now preparing to onboard additional markets, including Canada, Australia, and other select countries across Western Europe in the next phase.

During the quarter, the USFDA inspected our Middleburgh API facility in New York and issued a Form 483 with two observations. Following our responses, the site has been classified as VAI. The agency also conducted a GMP inspections at CTO-5, our API facility in Miryalaguda, Telangana, and issued a Form 483 with two observations. We have submitted timely responses, in line with regulatory requirements. Last week, the USFDA conducted a GMP and Pre-Approval Inspection at our FTO-11 formulations facility in Srikakulam, Andhra Pradesh, resulting in a Form 483 with seven observations. We will respond within the required timelines.

In recognition of our sustained commitment to sustainability, our Carbon Disclosure Project (CDP) rating for 2024 was elevated to an 'A' in the Climate category, making us the only Indian Pharmaceutical company with this score and placing us among the top 2% of companies globally. We also retained our leadership status in the Water and Supplier Engagement categories, reflecting our consistent performance across key environmental dimensions.

Let me take you through the key business highlights for the quarter. Please note that all financial figures mentioned are reported in their respective local currencies.

Our North America Generics business generated revenues of $400 million for the quarter, a 17% year-on-year decline and a 4% decrease sequentially. The softness in the market was primarily due to price erosion in select products, primarily Lenalidomide and timing of procurement of these products by certain customers. During the quarter, we launched five new products and expect a pick-up in the launch momentum in the remainder of the fiscal year, which is expected to support recovery and drive growth in this segment.

Our European Generics business delivered revenues of €131 million for the quarter, marking a 124% year-on-year growth and a 6% sequential decline. The year-on-year performance was primarily fueled by contributions from the acquired Nicotine Replacement Therapy (NRT) portfolio and new product launches, which provided offset to the pricing erosion. During the quarter, we introduced 13 new generic products across European markets, further strengthening our portfolio and reinforcing our growth trajectory.

Our Emerging Markets business reported revenues of ₹1,404 crores in Q1, reflecting a 10% year-on-year growth and flat sequentially. Growth was primarily driven by higher volumes and further supported by new product launches. During the quarter, we introduced 26 new products across multiple countries, reinforcing our commitment to expanding access and deepening market presence. Within this segment, our Russia business delivered a 17% year-on-year growth and a 2% sequential increase in constant currency terms, underscoring its continued momentum, despite macroeconomic challenges.

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Our India business reported revenues of ₹1,471 crores in Q1, delivering a double-digit year-on- year growth of 11% and a 13% in sequential increase. This performance was primarily driven by contribution from new products and pricing. According to IQVIA, we continue to hold our position as the 10th largest player in the Indian Pharmaceutical Market and have outpaced market growth, with a moving annual total growth of 9.2%, compared to the IPM’s 8% growth and MQT growth of 11.2% vs IPM growth of 8.6%. During the quarter, we launched five new brands, including two Innovative assets, BeyfortusTM, which is a RSV Vaccine & a product called SensimuneTM in Q1, further strengthening our domestic portfolio and reinforcing our growth momentum.

Our PSAI business reported revenues of $95 million in Q1FY26, registering a 4% year-over- year growth, while experiencing a 14% sequential decline. The business momentum is expected to pick up in the coming quarters, positioning us to return to a double-digit growth trajectory for the fiscal year. During the quarter, we filed 12 Drug Master Files.

We remain committed to strengthening our pipeline as a key driver of future growth, while actively pursuing strategic collaborations to accelerate innovation and expand our capabilities. Our R&D efforts remain concentrated on complex generics, high-impact areas like GLP-1 group and biosimilars, which are central to our long-term value creation strategy. During the quarter, we completed 11 global generic filings.

As we move through the fiscal year, our focus remains on strengthening our base business, advancing key pipeline assets like Semaglutide and Abatacept, building commercial strength in regulated markets and improving efficiency and cost structures. We are actively exploring strategic partnerships and acquisitions to diversify and strengthen our portfolio. These efforts reflect our commitment to agility and disciplined execution in a dynamic market environment, aimed at delivering sustainable value for our stakeholders.

With that, I welcome your thoughts and questions as we move into the Q&A session.

Aishwarya Sitharam:

Thank you, Erez. We will, now, begin the question-and-answer session. To join the question queue, please use the ‘Raise hand’ option available on the bar at the bottom of your Zoom application. If you wish to exit the question queue, you may click on the ‘lower hand’ option. Participants are requested to not ask more than two questions at a time, and to rejoin the queue in case of any incremental queries.

I would like to reiterate that the chat will not be monitored for any questions to the management. However, in case of any technical concerns, please do feel free to use the chat option to reach out to us.

The first question is from the line of Amey Chalke, from JM Financial. Amey, please go ahead.

Amey Chalke:

Thank you for the opportunity. I hope I'm audible. So, the first question I have is on the US base business. Is it possible to give some guidance on how it has performed quarter on quarter - whether it has improved or gone down directionally, and how the base business is expected for the FY26 as well for the US.

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Erez Israeli:

Yeah. So, the base business in the US was decreased. It's primarily timing. So, I will say, I don't see anything relatively special. There were some key products, especially suboxone. in which there were a kind of orders that moved from a quarter to quarter. I would not give too much importance to it. Overall, the base business, the way I see, it's going to be flat to a single digit growth, like we normally are discussing. It, of course, depends on the success in some product launches that we are planning. Most of the decline that you see Q-on-Q was attributed to Lenalidomide.

Amey Chalke:

Sure. Thank you so much. And the second question I have is on Revlimid®. So going ahead, you expect some pickup in coming quarters before going down from Q3. Or you expect the similar trajectory for Revlimid® for upcoming quarters as well.

Erez Israeli:

So, you know, we are not discussing specific numbers on this product. But it is important to people, we know. Naturally, we are trying to avoid a shelf price adjustment. So, what you should anticipate is one more quarter, give or take, in the range of what you have today, and relatively much less in Q3. And after that some left over, and that's it.

Amey Chalke:	Sure. Just last question, if I can squeeze in, on Semaglutide launches in the RoW/non-regulated markets. When should we expect that to happen?

Erez Israeli:

So, we are prioritizing the capacity that we have, to launch in Canada. So, assuming that this will happen, the launch in the rest of the countries during calendar 2026 will be in 87 markets overall. Most of them are small. The key will be India, Brazil, Turkey, and countries like that will be after March of 2026. And Canada has an opportunity, like we discussed many, many times, to be before that.

Amey Chalke:	Sir, thank you so much. I will join back.

Aishwarya Sitharam:	Thanks, Amey. The next question is from the line of Neha Manpuria, from Bank of America. Neha, please go ahead.

Neha Manpuria:

Yeah, thanks for taking my question. My first question on the US Pipeline, you know, North America. Obviously, we have Sema, that will that we will probably get to know in the near term. One, if you could tell us what timelines we need to watch for Sema and for Canada particularly. And second, other than that, the single digit growth that you're talking about, does that include any high value launches in the second half that we should watch out for? And I'm asking this because we also saw a PAI inspection, for the Srikakulam facility recently.

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Erez Israeli:	Yeah. So, I will start with the last part. Neha, I believe that we will get a VAI. The observations that we got, to my opinion, are addressable, and we should expect a VAI from that.

On the timing of Semaglutide, we are still planning and gearing to get approval of the product somewhere between end of October to beginning of November. And if this will happen, we can launch the product at the time of the loss of exclusivity, in the beginning of January 2026. And that's what we are gearing ourselves to do. As for the rest of the products, with this analysis that we made, meaning that I tried to give you how I see the trajectory of the year, we did not take into account a very significant, let's say, out of the ordinary launch. We are planning to launch about 20 products in the United States, but none of the, let's call it, sophisticated products. We learnt from experience.. I look at them as an upside, so it could be upside to that trajectory that that we see.

Another thing on Sema, just to make sure that people have the complete picture. We are having two assumptions as related to Canada, one that from IP perspective, we will be able to make and ship the product to Canada, which is a country without a patent and, second, that we will get approval in that period of time. Obviously, if these 2 assumptions will not happen, it may change the trajectory of Semaglutide.

Neha Manpuria:

Okay, thank you so much, Erez. MVN, another question for you, just looking at the gross margin trend for this quarter. You know, given a quarter where we've seen a fair bit of erosion in Revlimid®, we still managed to improve gross margins. If I were to think about the full year, how should we think about gross margins, particularly going into fiscal 27? And historically, you've also mentioned that SG&A cost will be in the 28% of sales range, but obviously it's tracking higher. So, is it fair to assume that this is the new range for SG&A cost, the closer to 30% mark that we have reported in this quarter?

M. V. Narasimham:

Thanks, Neha. And as far as gross margin is concerned, I think at least for this year, would be in the similar levels, and because there could be higher sales from the base businesses in the branded markets and other BUs. And that's where I think for this year. And next year, I just don't want to give you any number at this point of time, range also. Definitely, once we launch semaglutide, we can model it. That's where it is, I think, we can see.

As far as SG&A is concerned, I think even for the full year basis, it should be in the zone of like a 28 to 29%, not a 30%.

Erez Israeli:

I just want to make sure, Neha. If we successfully launch semaglutide, we should be absolutely good in all the parameters that we are familiar with, meaning the EBITDA as well. So, we are aiming that the base business will be always north of 50%. And in semaglutide, it should be even more than that on the gross margins. And the EBITDA, obviously, like always 25, or north of it. In the time in which we don't have lena, and we don't have sema, likely that these parameters will be lower than that.

Neha Manpuria:	Understood. Yeah, got it. Thank you so much, Erez.

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Aishwarya Sitharam:	Thanks, Neha. The next question will be from the line of Damayanti Kerai from HSBC. Damayanti, please go ahead.

Damayanti Kerai:

Yeah, hi. Thank you for the opportunity. My first question is again on lenalidomide. So, Erez, for 2Q as well, also, you have mentioned the level should be similar to what you booked in the June quarter, or there is still, like, some room to book higher sales, given, I think, you want to book most of the sales intended for FY26 in first half itself.

Erez Israeli:

Yeah, not too much, because there are also moving parts on prices. The price went down in this fiscal versus last fiscal, but overall, let's call it, similar magnitude. I will not say the same, but similar magnitude.

Damayanti Kerai:

Okay. So, on the pricing pressure part, is there a possibility you will be facing higher magnitude, compared to the current level. Because I understand, your competitors are also trying to pass on maximum volume which is possible in first half itself. So, in view of that, will price erosion intensify, possibly from here?

Erez Israeli:

We hope not. I believe not, because most of the booking was done already. In general, naturally, when more companies came this year, they had bigger quotas, and they are trying to sell in less quarters. So, by design, it has created certain density, versus the year before. It is all well anticipated. So, honestly, I don't see any surprises. And in my discussions, especially in the last couple of weeks, and I met quite a few people during this period of time, we kind of explained it. So, I believe, that what you should see from us, it's, give or take, similar magnitude of pricing as well as quantities and after that, it will be a sharp decline in the other quarter.

Damayanti Kerai:	Sure. My second question is on semaglutide regarding your preparation. So, can you update us on your capacity expansion at Vizag and when do you expect that capacity to come on board?

Erez Israeli:

Yes. So, the launches that will happen in FY26 and FY27 will not be out of Vizag. It will be with our partner. And using our API, but with the partner. Which means that the capacity of FTO-11 will come from FY28 onwards. We are likely to have, in the beginning, with our partner, about 12 million pens in FY27. And if you like to look at calendar 26, because it's very relevant for the potential Canadian launch, it's about 10 million pens. This is what we are planning to have.

Damayanti Kerai:

Okay, so for 26 and 27 fiscal years, you are good to go with 12 million pen capacity from your partners. Do you think that that will be sufficient to gain meaningful market share in the markets which you are targeting?

Erez Israeli:

We believe so. Naturally, we would love to have more, but we feel very confident about this magnitude. There is maybe potential upside to it, but, this amount I feel very confident about. And now it's a matter of what mix of markets we will get overall, and then what will be the average price for those. This, of course, is unknown. But yeah, I feel very comfortable about this magnitude.

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Damayanti Kerai:	Okay, that's helpful. Thank you.

Aishwarya Sitharam:	Thanks, Damayanti. The next question is from the line of Madhav Marda from Fidelity International. Madhav, please go ahead.

Madhav Marda:

Hi, good evening. Thank you so much for your time. First question was, if you could just give us an update on the biosimilar abatacept Phase III trials. How that is progressing? And by when do we expect outcome for the Phase III trial? That's my first question.

Erez Israeli:

So, so far so good. The readout is in November ’25, which is as expected, in accordance to the timelines. Following the readout, which I hope and believe that it will be positive, we are planning to submit the BLA, in order to be on time for the market formation, which is December ‘26 or January ’27, let's say, if we look for the realistic launch because there are some registrations post approval. Just to make sure, you have the full picture, the launch in the beginning of calendar 27 can be of the IV formulation. The subcutaneous formulation, because of IP, will be a year later.

Madhav Marda:

Understood. Yeah, that's quite clear. And the second question is on the cost saving measures. So, would you give us some sense in terms of the extent of cost savings that we can drive and if you could give us some sense in terms of, in the R&D spend, given we do have Phase III trial of biosimilar abatacept ongoing, what's the quantum of that spending? And I'm assuming that spending should not recur next year. So, the extent of cost saving that we can drive for the organization next year. Thank you.

Erez Israeli:

Absolutely, you got it right. We used the time in which we enjoyed the backing, the tailwind that came with lenalidomide, and we boosted some investments for the future, including abatacept; including the creation of the franchise of the GLP – 1; including the build-up of the facilities for that; including the acquisition of the NRT Business. So, all of that was done because we had access to more financial capacity, and we used it. As you said rightly, some of that investment we don't need anymore. Post, for example, November ‘25 will not have to pay for the clinical trials of abatacept. We, also, kind of, feel that there are discretionary costs between R&D, SG&A that can be 500 basis points, 600 basis points that we are planning to adjust in according to the motion. We need to remember that we have also some question mark of how the future will hold between tariff and the semaglutide magnitude. So, accordingly, we are preparing for scenarios. So, the idea is between growing the base, semaglutide and the expenses as well as success in BD, we will kind of manage to make sure that the growth is coming in the right way.

Madhav Marda:

Sir, just to clarify, when you say 500 to 600 basis points. Dr. Reddy’s sales, you know, it's at about, let's say, ₹30,000 crores plus top line. So, 500 to 600 basis points, are you saying there's potential to save ₹1,500 to 1,800 crores on cost? Is that the right way to think? Of course, like you said, depends on how the business shapes up. But is that the potential?

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Erez Israeli:

The potential is like that, but it doesn't mean that we are going to save all of that. So, I'm not recommending you to put in the model that much. But absolutely, that's the game that we play. So, we prepared it in advance. Naturally, lenalidomide was a known factor. We are preparing for it, actually, since we signed the deal. And that's part of the idea. Hopefully, we don't need it, because if the growth will allow us to invest more, eventually, we want to invest because we want to create additional for the future. And we want to be a growing company for many, many years. So, we are trying to manage the famous 25%, 25%, double digit growth also into the future. It's not going to be necessarily every quarter because of this timing of some big products, as you can appreciate. But I'm confident that on the big scheme, we will be there.

Madhav Marda:

And if I can ask one last question. When you said that, you know, we have 12 million pens available in FY27, I guess you're right, that the mix of markets will be important for the profitability. But are we confident, given we plan to launch in more than 80 countries potentially, some of which can be small as well, but that we can sell the entire 12 million pens with or without Canadian approval? Like, we can sell the entire volume, at least?

Erez Israeli:

I believe so, for two reasons. One, in all of these markets, we are aiming to be first, or among the first. Second, the demand for this product looks crazy and so far the indication in places that we started to speak to people can confirm this that the demand is there. Yeah, so I believe that it's absolutely possible.

Madhav Marda:	Perfect. Got it. Thank you, so much. Thank you.

Aishwarya Sitharam:	Thanks, Madhav. The next question is from the line of Dr. Harith Ahamed, from Avendus Spark. Harith. Please go ahead.

Dr. Harith Ahamed:

Good evening. Thanks for the opportunity. So, a couple of questions related to your US Pipeline. The first one is on generic liraglutide, which you had filed sometime in 2023, and I see that there are quite a few generics already in the market and it's a fairly decent opportunity. So, what is the status of our filing, and what are the timelines we are looking at?

Erez Israeli:

Yeah. So, it's a product that we obviously have, and we are planning to launch it also in the next coming quarters. In some markets, we will be late, in some markets, we will be first to market. Also, as you know, liraglutide is Victoza® and Saxenda®. We believe that with Saxenda® we are going to be first to market, or one of the first-to-market in some places. So, it's a product in the in the mix. It's not as big as semaglutide. That's why we're not talking about it. But if you recall, we have about 25 products, as we call them - peptides, or with bigger potential. Neha asked me about it before. I'm not guiding on those products before they're coming, but liraglutide is definitely one of them, and we're planning to launch it.

Dr. Harith Ahamed:

Okay, thanks for that. On Semaglutide in Canada, you said earlier that you're making two assumptions. One of them is that there won't be any patent protection for the brand in Canada. So, is there a risk to that assumption? Or is there any scenario where, you know, there could be a patent related hurdle to your launch?

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Erez Israeli:

So, just to correct. There is no patent in Canada. What keeps the product from being launched is data exclusivity that will expire in January ‘26. There is a patent in India, that we are now litigating in Delhi High Court. And of course, so far, we are following the instructions of the court, and we are preparing for that. And the second is that we need to get approval. If both will happen it, we will be good. I don't see an IP situation in Canada that will stop us.

Dr. Harith Ahamed:	Okay, thanks for that. I'll get back in the queue.

Aishwarya Sitharam:	Thanks, Harith. The next question is from the line of Dr. Bino Pathiparampil from Elara Capital. Bino, please go ahead.

Dr. Bino Pathiparampil:

Hi. Good evening. Most questions got answered. Just a couple of them. On the PSAI Gross margins, it was very weak this quarter. I think your press release talks about some operating leverage issue. But if I look at the top line in PSAI, it has not changed materially YoY or QoQ. So why, then, the gross margin decline from mid-twenties to low teens?

Erez Israeli:

So, actually, the API business is healthy. And, the reason for that is some of the demanded products for the US are also being back integrated, and also the way we build the inventory. So, if you wish, it's attributed to the internal sale. Once there is less internal sales, there is more cost allocation on whatever you sold, you know, according to accounting. And that's what created it. It's actually a very healthy business, and it's growing, and you'll see that it will correct itself in the next coming quarters.

Dr. Bino Pathiparampil:	Understood. In Others, I see about ₹165 crores, which is more than the usual quarterly run rate. Is there any one-time other operating income there?

M. V. Narasimham:	So, in this, you know, we have out-licensing income from Aurigene. So, it's part of our regular business and this quarter we have that income.

Dr. Bino Pathiparampil:	Got it. Thank you. I'll jump back in the queue.

Aishwarya Sitharam:	Thanks, Bino. The next question is from the line of Saion Mukherjee, from Nomura. Saion, please go ahead.

Saion Mukherjee:	Yeah. Hi, thanks for taking my question. Sir, can you share the PLI income or the government grant that you generally share for the quarter?

M. V. Narasimham:

So, Saion, here, if you remember, like overall ₹1,000 crores over a period of 6 years, I think the first four years quota we have already taken. We have got additional approvals, and then we have accounted. For FY26, PLI is not much. I can say almost it is 0. Then once again, you will see the PLI income in FY27-28.

Saion Mukherjee:	Okay. So there, there is not much in this quarter is what you're referring? Okay.

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

M. V. Narasimham:	This quarter, and for the full year, also, very small value is there, not very big.

Saion Mukherjee:

Okay, sir, understood. And on the PSAI front, with regards to Aurigene Pharma Services, if you can throw some light, you know, how you see the CDMO business scaling up? And what kind of customer or profile of customers and kind of products or services you are offering?

Erez Israeli:

So, it is growing. I don't know remember how much we sold, but I think $ 17 or 18 million this quarter, or something like that. We are gearing up for about $100 million of sales for the full fiscal. It’s a combination of small molecule CDM, as well as biologics CDMO, primarily ADCs. It's a kind of a combination of both. It is growing nicely, and it is not that we are going to be a CDMO company, but it's a nice, growing business as we speak. And we see that there is enough traction for those that want, kind of, our size of business, and that create synergy with Dr. Reddy’s, those that are not afraid from Dr. Reddy’s, but actually want to have a synergy with us, especially as related to collaboration on clinical trials, R&D activities, and even marketing rights in emerging markets.

Saion Mukherjee:	Understood. But Erez, like, do you have from $100 million this year? I mean, what should we expect, let's say 3, 5 years down the line? Do you have some line of sight of growth on this business?

Erez Israeli:	Yeah, it should be between $250 to 300 million by 2030.

Saion Mukherjee:	Understood. Okay, thank you.

Aishwarya Sitharam:	Thanks, Saion. The next question is from the line of Tushar Manudhane, from Motilal Oswal. Tushar, please go ahead.

Tushar Manudhane:

Yeah, thanks for the opportunity. So, just on this Keytruda® biosimilar. If you could, you know, throw some light in terms of the kind of spend that will be done on the clinical trial on a combined basis, Dr. Reddy’s as well as Alvotech basis.

Erez Israeli:

Yeah, if you recall, we are targeting, on biosimilars, being relatively young organization in that space, that we want to do ourselves are products with relatively less level of competition. And this is how we target abatacept, daratumumab and these kind of products. Pembro is a molecule that many, many markets want, naturally, being a very, very important molecule in this space, but we felt that it's likely to be crowded. So, the exemption of Phase III, no phase III, plus collaboration, plus the ability to licensing, creates a situation in which the level of net investment is not much and then it can create a very good ROI, especially when we are going to the relevant markets. So, the intent is to launch it in many markets, including the United States, including in Europe. but with much less burden of a prior investment. This was the thinking behind it.

Tushar Manudhane:

Got it. And the trials, again, given that this molecule has been there for multiple indications, so what is the thought process like? We'll be progressing with certain indication to start with, or the clinical trials of the biosimilar version would be as good as the innovative molecule.

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Erez Israeli:

So, you don't need to do it for the indication. Actually, the type of trial that we do, allows you, in each one of the markets to get the same indication that is approved for the relevant market of Keytruda®. So, you don't need to do it for multiple indications. You can have one trial and get all the relevant indications, as it's going to be interchangeable product.

Tushar Manudhane:

Got it, and just one more on the R&D spend. Like, you know, this year, it's relatively less as a percentage of sales like almost 7-7.5%, let's say, compared to a FY25, which was almost 8.5% to 9%. Given that we have such complex assets in the pipeline, you know, what is, sort of, the thinking to reduce the R&D spend both as a percentage of sales as well as, maybe, on the absolute amount as well?

Erez Israeli:

Like I mentioned before, we have certain level of 500 to 600 basis point, that of what I call discretionary, that we can play with, in order to match the sales growth as well as to the expenses. R&D is part of it. So right now, you should think about 7%. We have, of course, enough projects to go more than that. If the P&L and the numbers will allow us, we will do that. And if not, we can go even down to 6%. So, we have that flexibility. Like I mentioned, the profitability of the company is very important for us. This is the level of flexibility that we have on the R&D. Right now, we are somewhere in the middle, waiting to see how the next quarters will evolve.

Tushar Manudhane:

Got you, and just one last one, if I may, and like, while there are many questions asked on semaglutide, but just broadly, you think this is like, sort of, a 2-year opportunity, one year, opportunity, or much more than that?

Erez Israeli:

First of all, I see that as many, many years of opportunity. Actually, we are entering a decade of GLP-1 products. Obviously, it's going to change and evolve. And at the beginning it will be more like to start to be in the market, to try to get in those markets that will be first, or among the first; for certain premium selling our capacity. We believe that this segment will grow significantly. We will add capacity, there will be more volume, obviously, lower prices. And we are going to see brands - branded play, whether consumer care play like in the obesity, or you know, differentiated devices and stuff like that. So, actually, just the beginning of the journey. More products will be added by the way. The full portfolio of GLP-1 for the company is 26 products. Obviously, semaglutide as well as the Eli Lilly product will be the biggest, and we are trying to get for each one of them to be first to market, as well as to create some differentiated play. So, it will evolve. 2026 is just the first year that we will significantly deal with these products.

Tushar Manudhane:	Sure, sir. Thanks. Thanks a lot for this.

Aishwarya Sitharam:

Thanks, Tushar. Participants are requested to restrict the number of questions to two, to ensure that everyone gets an opportunity to interact with management. The next question is from the line of Shyam Srinivasan, from Goldman Sachs. Shyam, please go ahead.

Shyam Srinivasan:

Yeah, thank you. Thank you for taking my question. Just the first one. We did Capex of $80 million. We have about $350 million dollars in cash. So, just want to understand outlook on capex for the year, where is it generally being spent for? And the sub question is on $350 million of cash. So, other than Capex, maybe, what are the other areas or avenues where we are looking to deploy this cash?

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

M. V. Narasimham:

So, capex this year, also, would be, more or less, like last year’s level. We are, overall, for the full year, expecting cash outflow, in the range of ₹2,500 to 2,700 crores. That is the level, and of this entire capex, a lot of investments is going for peptides and biosimilars.

Erez Israeli:

As you know, we are looking for BD. Like I mentioned, we have four levers of growth - the baseline growth, special products, cost optimization and BD. We believe, it’s not just this cash, we have also the ability to borrow and that we have $2-2.5 billion of financial capacity. And we are engaging, as we speak, with BD, and hopefully, will come, you know. BD, you can never guide, but, we are definitely working on it and we see growth opportunities.

Shyam Srinivasan:	Erez, the $2-2.5 billion, what is the net debt to EBITDA or what is the leverage you have in mind?

M. V. Narasimham:	Shyam, this is going to be maximum 0.5.

Shyam Srinivasan:

Understood. Okay, just the second question on the India business. We have outgrown IPM, so just want to understand, you talked about the top 10. But what can help us sustain double digit, or even outperforming the market? And if you could also give us some data points around what our field force is? What is our expansion plan, in terms of distribution in India? Thank you.

Erez Israeli:

Sure. So, Shyam, we decided, and I know you are fully aware of it and appreciate it, that we will not focus on branded generics. At the time, we believe that the growth in India will come primarily by introducing innovative products which are better than the standard of care that is used today in the market. And the growth that you see now, it is a part of that. So, we are launching innovative products, in addition to the branded generics. So, the branded generics will be like normal price adjustments, with some minor volume growth. We will not be that special on the branded generics. Some products will do more, some less. And that's why I believe in the consistency, because we signed many deals so far on branded product and more to come. So, we believe that we will outpace the market, and that's what will grow our ranking, I'm still committed to the number 5 in the market. We are doing it in a slow way, because we are not acquiring to be there. We are growing that organically, actually, inorganically, if you considering licensing in. And that's what we are planning to do, and we should see consistent double-digit growth in India in the coming quarters and years.

Shyam Srinivasan:	Just the data point on the field force, Erez or MVN. Sorry? Yeah.

Erez Israeli:	Yeah, about 10,000 people in 50 teams.

Shyam Srinivasan:	Understood. Thank you, and all the best.

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Aishwarya Sitharam:	Thank you, Shyam. The next question is from the line of Surya Patra from PhillipCapital. Surya, please go ahead.

Surya Patra:

Yeah. Thanks for this opportunity. My first question is about biosimilars. So, it seems that we are busy in in-licensing, doing deals for biosimilar to expand our portfolio there. Could you provide some pipeline visibility for US market? Let's say, starting from FY27 or 28, which are the key product opportunities that we are targeting for US market?

Erez Israeli:

Yeah. So obviously, the key product will be abatacept. Abatacept, like I mentioned before - end of calendar ‘26, January ‘27, we should launch the IV product and in the year after, we will launch the subcutaneous. Then, we will have launches of smaller products. Obviously, we will launch denosumab a year prior to that, primarily to prepare for the launch of abatacept. So, we took a licensing of this product for both Europe and US, because it has a similar customer base, especially similar doctors. So, in a way to prepare the team. So, by the time that abatacept will come, we'll have the team ready. In addition to that, after that we'll have pembrolizumab, we will have daratumumab, and obviously more products will come to the US. But, right now, these are the four names that will be in the US. Rituximab, we will have also in the US, but with Fresenius, not by our people.

Surya Patra:

Okay. My second question is about the Russia business, or particularly, the secondary tariff, either emerging from the European sanction or the US Sanction on Russia? So, whether this is a kind of a factor of worry for us?

Erez Israeli:

No, if at all, it's an opportunity. We are working freely in Russia, great relationship with the country, great team that we have. And if other people will put sanction on it, the sanctions are not relevant to us. And if at all, it's an opportunity.

Surya Patra:

Sure, sir. Just last one point on the NRT. We have reported that there is a QoQ growth of around 12 odd percentage. So, is there any seasonality in that NRT portfolio? And what growth like-to- like that the portfolio would have seen on a YoY basis?

Erez Israeli:

Yeah. So, first no seasonality. This is a smoking cession brand. The second, normally, the brand used to grow in single digits. So far we are accelerating it. Still, at least in our business model, we anticipate a mid-single digit growth. Right now, and so far, knock on wood, this acquisition is exceeding our expectations.

Surya Patra:	Great. So, yeah, thank you. Wish you all the best.

Aishwarya Sitharam:

Thanks, Surya. In the interest of time, we would request all participants to restrict the number of questions to only one. The next question is from the line of Abdulkader Puranwala, from ICICI Securities. Abdul, please go ahead.

Abdulkader Puranwala:

Yeah. Hi, thank you for the opportunity. My first question is with regards to semaglutide. So, sir, you know, we spoke a lot on the call, in perspective of the launch timing. But in terms of pricing, you know, if you could provide some color on, you know, tentatively indicating at what price point you may want to introduce this product in Canada, and, you know, other markets?

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Erez Israeli:

As high as we can. Honestly, I wish I could give you a much better answer. It's very much depends on how many competitors will be, what will be the reimbursement. So, the scenarios are very wide, but whatever the market will give us, we will take.

Abdulkader Puranwala:

Sure, sir, and just next one question on, you know, on the expenses what you would have incurred on NRT and nutraceuticals. So, when you talk about, you know, 500 to 600 bps of cost savings, would it be safe to assume that a lot of that is currently getting incurred toward these two products, which may not happen in the near future, once Revlimid® goes off.

Erez Israeli:

No, we are talking about discretionary costs, that are normally costs that you can save at the time that you need to, which are not supporting sales, not supporting marketing. Obviously, we just got the product. We want to grow it. We will invest in it. And we are talking about things that are good to do also on the ongoing basis. But for sure, if you need to save money, less traveling, less meetings, less consultants, etcetera. So, this kind of discretionary that will not touch the sales. We are not desperate. We are actually very comfortable with what we do. We knew that lena will come off. But no, we are not planning to cut expenses that are supporting the growth of the company. The priority is to grow the company.

Abdulkader Puranwala:	Got it, sir. Thank you for answering my questions.

Aishwarya Sitharam:	Thanks, Abdul. The next question is from the line of Foram Parekh from Bank of Baroda Capital Markets. Forum, please go ahead.

Foram Parekh:

Yeah, thank you for the opportunity. Most of my questions are answered. Just on the NRT front, should we still assume EBITDA margin to be 25%, or would it be in the neighbourhood? If you can just throw some light on that.

Erez Israeli:	Yes.

Foram Parekh:

And on the Europe front, ex of NRT, the growth has come down to 15%. So going forward, do we expect it to bounce back to above 20%, kind of, growth, as we have new product launches and biosimilar launches or can we work out with 15% kind of growth?

Erez Israeli:

First of all, to grow double-digit in generic business is not bad. Yeah, once we will launch the biosimilars, it will accelerate this growth. It’s hard for me now to calculate the percentage because, I think, we are launching each one of them in ten countries, and it's a pretty complicated. But let's say, we should expect double digit from Europe, but if it's 15 or 20%, it's hard for me to tell per quarter.

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

The important part about Europe that it's all leverage activity, these are all products that we have, not just for Europe. And that's the beauty of this business. It is adding to the economy of scale. And so far so good.

Yes, so it's in the neighbourhood of what you said, maybe, plus. But I'm making a disclaimer that I don't know what will be exactly the timing of the biosimilar and how it will contribute to that.

Foram Parekh:

Sure, no problem. And lastly, if I may squeeze in, can you just throw some colour on how you see ahead of the semaglutide launch in India, how do you see obesity market forming? You know, post the launch, given that the size of the obesity market is very small, with just, you know, 1, 2 innovators, so post generics, how do you see the obesity market expanding in India?

Erez Israeli:	I believe that it is going to be significant. The unmet need is very, very clear, especially for people that live here in India and so, I believe that it's a big opportunity.

Foram Parekh:	Would it be possible for us to quantify?

Erez Israeli:	I don't want to give you unreliable numbers. It's big. The potential is big. I don't want to say how much.

Foram Parekh:	Okay. Thanks. No Problem.

Aishwarya Sitharam:	Thanks, Foram. The next question is from the line of Shashank Krishnakumar from Emkay Global. Shashank, please go ahead.

Shashank Krishnakumar:	Yeah. My first question was on the out-licensing income, which we booked this quarter. Is it possible to quantify that?

M. V. Narasimham:	It's ₹120 crores. Shashank, just, I would like to add, this is not like a one-time income. This always will be there, few quarters in a year going forward.

Shashank Krishnakumar:

Also, my second question was more from a medium-term strategy standpoint. We have typically relied on high-value complex generic launches in the US. Now, how do we, sort of, reconcile that to the fact that we're also looking to, sort of, moderate our R&D spend. I think, you mentioned, possibly we can also reduce it to 6% going forward. So, can we still keep pace with the pace of complex generic launches that we have typically done in the past in the US, if we, sort of, moderate R&D spend going forward?

Erez Israeli:

Yeah, just to remind R&D spend are relevant for products that will be launched in the United States between 10 to 12 years from now. So yeah, absolutely, we can decide how much to spend for the future and how much to keep, in accordance to our performance. I don't see any effect for the immediate terms, because all those products were either, we committed the development, or we have them filed already.

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Shashank Krishnakumar:	Yes, that's it.

Aishwarya Sitharam:	Thanks, Shashank. The next question is from the line of Aman Vij, from Astute Investment Management. Aman, please go ahead.

Aman Vij:

Yeah. So, first question is on the semaglutide API side. So, if you can talk about our yields currently and the quality and the pricing compared to Chinese API players, because I believe they have a lead. But we are planning to set up a big capacity in India, which is much more than the guidance of 10 to 12 million pens you have talked about for 2 years, which we are targeting. So, could you talk about this site?

Erez Israeli:

So, just for us to calibrate, the 12 million pens is for the launch in ‘26. Obviously, only a small portion of the capacity will be used for that. We are also in this peptide capacity going to do products for 3rd party, as well as for the future, as well as other peptides. So, that just to clarify it's not the comparative numbers. Second, in terms of cost, we believe that once we will finish the scale up, our products will be competitive with the other competitors, including China.

Aman Vij:

That is heartening to hear, sir. Second question is on the Delhi High Court patent challenge, which I think by next week, we will get an answer. In my understanding, in the worst-case scenario, isn't it just that even if it goes against us, it means we will be able to launch only two months later, because India patent expires in March, versus Canada in January. So, it doesn't delay beyond two months in worst case scenario. Is the understanding correct?

Erez Israeli:

The understanding is correct, as related to the timing of the launch in India. For us, it is important to enable our launch in Canada. So, the Canadian launch, then, will be more than 2 months, if it will not go our way. Obviously, I cannot react, because it's, you know, the laws in India. I'm not reacting on any sub - judice situation, but we believe that it is going to go in the way that will be satisfactory to us.

Aman Vij:

Sure, sir. Just final question, you've talked about 10-12 million kind of capacity, which we have tied up with, say the fill-finish players and the pen players. So, say, in a good case scenario, the demand is, say, 2x our initial assumption, do we have arrangements with both the parties, the suppliers as well as the fill-finish players, that is, if the demand is way more? Because I believe there is shortage of capacity in terms of both fill-finish and devices. So, is there a case where, if the demand is 2x, we can somehow arrange 2x volumes also?

Erez Israeli:	2x for calendar year ‘26 will not happen.

Aman Vij:	’27, sir. You said similar number for ‘26 and ’27. right? So, I was more worried on ‘27, not on ‘26.

Erez Israeli:

Yeah. So, I just want to make sure that you got it right. Calendar ‘26, which is FY27 mostly, it is 10 million; if you take it as FY27, it is 12 million. There is some upside to that. But normally when I am giving guidance, I have to be very, very accurate and reliable in what we are giving. Double, it will not be, in that period of time.

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Q1FY26 Earnings Conference Call Transcript

July 23, 2025

Aman Vij:	Okay, but slight increase we'll be able to manage with the arrangements? Say 30- 40% extra than what we are predicting?

Erez Israeli:	Depends on the definition of slight. But, yes.

Aman Vij:	Sure, sir, that's it. Thank you for answering the questions.

Aishwarya Sitharam:	Thanks Aman. We will take the last question from Dr. Kunal Dhamesha from Macquarie. Kunal, please go ahead.

Dr. Kunal Dhamesha:

Hi, good evening. Thank you for the opportunity. Just one on Sema Canada. So, because there are two brands, one for Type-2 diabetes, which is Ozempic®, and one for weight loss, Wegovy®. So currently, Canadian authorities are not reimbursing Wegovy®. So, for the weight loss indication, how are we planning to tackle this issue when we launch our product?

Erez Israeli:

We are going to launch only generic Ozempic®. The submission of a generic Wegovy® will happen during the year, but the launch that we are discussing is only for Ozempic®. I do not anticipate any issues with that.

Dr. Kunal Dhamesha:

Sure. Can you help us also understand the split of this 10 million pen capacity that we have between single-use pen versus multi-use pen? Because Semaglutide in Canada is available in both versions, multi-use as well as single-use pen.

Erez Israeli:	So, the quantity that I mentioned is in ~~single-use~~ multi-use^ terms.

Dr. Kunal Dhamesha:	So, one pen per week is.

Erez Israeli:	It's equivalent to one pen a ~~week~~ month^.

Dr. Kunal Dhamesha:	Sure, thank you and all the best.

Aishwarya Sitharam:	Thank you. With that, I, now, hand the call over to Richa for the closing comments.

Richa Periwal:

Thank you all for joining us today. We appreciate your continued interest in Dr. Reddy’s, and the time that you've taken to engage with us for our Q1FY26 results. If you have any further questions or require additional information, please feel free to reach out to Aishwarya or myself. With that, this concludes today's earnings conference call. Stay safe and take care.

^ Edit made to response to reflect factual accuracy

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